UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-31221

Total number of pages: 20

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 10, 2014	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on November 10, 2014 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2014 and SEPTEMBER 30, 2014

	Millions of yen
	March 31, 2014	September 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥215,937
Short-term investments	19,561	31,973
Accounts receivable	281,509	202,320
Receivables held for sale	787,459	834,160
Credit card receivables	220,979	227,658
Other receivables	315,962	312,622
Allowance for doubtful accounts	(15,078)	(12,983)
Inventories	232,126	164,410
Deferred tax assets	61,592	53,629
Prepaid expenses and other current assets	95,732	103,909

Total current assets	2,526,762	2,133,635

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	5,007,023
Buildings and structures	897,759	901,857
Tools, furniture and fixtures	553,497	545,603
Land	201,121	200,578
Construction in progress	158,173	158,718
Accumulated depreciation and amortization	(4,228,610)	(4,281,665)

Total property, plant and equipment, net	2,557,766	2,532,114

Non-current investments and other assets:
Investments in affiliates	424,531	407,540
Marketable securities and other investments	171,875	180,636
Intangible assets, net	665,960	634,441
Goodwill	262,462	259,897
Other assets	629,174	660,423
Deferred tax assets	269,500	266,313

Total non-current investments and other assets	2,423,502	2,409,250

Total assets	¥7,508,030	¥7,074,999

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥219
Short-term borrowings	9,495	7,755
Accounts payable, trade	798,315	605,415
Accrued payroll	54,294	54,008
Accrued income taxes	175,683	126,935
Other current liabilities	167,951	158,048

Total current liabilities	1,205,986	952,380

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,500
Accrued liabilities for point programs	113,001	95,946
Liability for employees’ retirement benefits	160,666	164,098
Other long-term liabilities	114,261	125,817

Total long-term liabilities	608,531	606,361

Total liabilities	1,814,517	1,558,741

Redeemable noncontrolling interests	14,869	14,961

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,875	732,875
Retained earnings	4,328,389	4,463,508
Accumulated other comprehensive income (loss)	9,590	7,129
Treasury stock	(377,168)	(684,862)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,468,330
Noncontrolling interests	35,278	32,967

Total equity	5,678,644	5,501,297

Commitments and contingencies

Total liabilities and equity	¥7,508,030	¥7,074,999

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2013 and 2014

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
Operating revenues:
Mobile communications services	¥1,491,726	¥1,387,759
Equipment sales	399,424	441,868
Other operating revenues	307,821	343,349

Total operating revenues	2,198,971	2,172,976

Operating expenses:
Cost of services (exclusive of items shown separately below)	516,630	555,623
Cost of equipment sold (exclusive of items shown separately below)	325,966	381,838
Depreciation and amortization	339,097	323,431
Selling, general and administrative	544,123	512,498

Total operating expenses	1,725,816	1,773,390

Operating income	473,155	399,586

Other income (expense):
Interest expense	(791)	(505)
Interest income	856	720
Other, net	8,552	4,261

Total other income (expense)	8,617	4,476

Income before income taxes and equity in net income (losses) of affiliates	481,772	404,062

Income taxes:
Current	180,162	130,116
Deferred	3,409	11,783

Total income taxes	183,571	141,899

Income before equity in net income (losses) of affiliates	298,201	262,163

Equity in net income (losses) of affiliates	(1,048)	(3,684)

Net income	297,153	258,479

Less: Net (income) loss attributable to noncontrolling interests	3,247	1,043

Net income attributable to NTT DOCOMO, INC.	¥300,400	¥259,522

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,146,760,100	4,144,776,164

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥72.44	¥62.61

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
Net income	¥297,153	¥258,479
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	14,130	6,427
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(9)	39
Foreign currency translation adjustment, net of applicable taxes	15,568	(8,932)
Pension liability adjustment, net of applicable taxes	397	(78)

Total other comprehensive income (loss)	30,086	(2,544)

Comprehensive income	327,239	255,935

Less: Comprehensive (income) loss attributable to noncontrolling interests	3,140	1,126

Comprehensive income attributable to NTT DOCOMO, INC.	¥330,379	¥257,061

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED SEPTEMBER 30, 2013 and 2014

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Operating revenues:
Mobile communications services	¥741,868	¥687,098
Equipment sales	186,943	234,881
Other operating revenues	156,586	175,694

Total operating revenues	1,085,397	1,097,673

Operating expenses:
Cost of services (exclusive of items shown separately below)	265,591	290,036
Cost of equipment sold (exclusive of items shown separately below)	148,712	204,582
Depreciation and amortization	172,457	156,248
Selling, general and administrative	272,953	256,861

Total operating expenses	859,713	907,727

Operating income	225,684	189,946

Other income (expense):
Interest expense	(312)	(225)
Interest income	429	316
Other, net	3,487	1,551

Total other income (expense)	3,604	1,642

Income before income taxes and equity in net income (losses) of affiliates	229,288	191,588

Income taxes:
Current	100,895	66,315
Deferred	(13,472)	2,061

Total income taxes	87,423	68,376

Income before equity in net income (losses) of affiliates	141,865	123,212

Equity in net income (losses) of affiliates	(1,345)	(127)

Net income	140,520	123,085

Less: Net (income) loss attributable to noncontrolling interests	1,871	56

Net income attributable to NTT DOCOMO, INC.	¥142,391	¥123,141

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,146,760,100	4,142,813,793

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥34.34	¥29.72

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Net income	¥140,520	¥123,085
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	2,866	2,527
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	23	12
Foreign currency translation adjustment, net of applicable taxes	(334)	(2,253)
Pension liability adjustment, net of applicable taxes	251	(100)

Total other comprehensive income (loss)	2,806	186

Comprehensive income	143,326	123,271

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,822	76

Comprehensive income attributable to NTT DOCOMO, INC.	¥145,148	¥123,347

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2013 and 2014

	Millions of yen
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
Cash flows from operating activities:
Net income	¥297,153	¥258,479
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	339,097	323,431
Deferred taxes	3,409	11,783
Loss on sale or disposal of property, plant and equipment	14,205	20,765
Equity in net (income) losses of affiliates	1,048	3,684
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	59,100	78,450
(Increase) / decrease in receivables held for sale	(54,088)	(46,701)
(Increase) / decrease in credit card receivables	(5,696)	(3,816)
(Increase) / decrease in other receivables	(12,860)	1,109
Increase / (decrease) in allowance for doubtful accounts	(4,197)	1,985
(Increase) / decrease in inventories	(6,036)	65,670
(Increase) / decrease in prepaid expenses and other current assets	(16,924)	(7,744)
(Increase) / decrease in non-current receivables held for sale	(9,139)	(27,941)
Increase / (decrease) in accounts payable, trade	(64,600)	(108,705)
Increase / (decrease) in accrued income taxes	39,648	(48,659)
Increase / (decrease) in other current liabilities	(4,081)	(3,808)
Increase / (decrease) in accrued liabilities for point programs	(13,294)	(17,055)
Increase / (decrease) in liability for employees’ retirement benefits	4,783	3,448
Increase / (decrease) in other long-term liabilities	(40)	11,850
Other, net	12,165	8,099

Net cash provided by operating activities	579,653	524,324

Cash flows from investing activities:
Purchases of property, plant and equipment	(250,922)	(279,159)
Purchases of intangible and other assets	(105,767)	(93,574)
Purchases of non-current investments	(13,834)	(1,743)
Proceeds from sale of non-current investments	3,268	411
Acquisitions of subsidiaries, net of cash acquired	(8,611)	—
Purchases of short-term investments	(34,602)	(30,058)
Redemption of short-term investments	32,576	17,551
Short-term bailment for consumption to a related party	(70,000)	—
Other, net	(4,534)	(6,798)

Net cash used in investing activities	(452,426)	(393,370)

Cash flows from financing activities:
Repayment of long-term debt	(4,748)	(131)
Proceeds from short-term borrowings	7,252	11,252
Repayment of short-term borrowings	(19,097)	(12,936)
Principal payments under capital lease obligations	(1,104)	(873)
Payments to acquire treasury stock	—	(307,694)
Dividends paid	(124,387)	(124,427)
Other, net	(1,019)	(5,564)

Net cash provided by (used in) financing activities	(143,103)	(440,373)

Effect of exchange rate changes on cash and cash equivalents	2,250	(1,564)

Net increase (decrease) in cash and cash equivalents	(13,626)	(310,983)
Cash and cash equivalents as of beginning of period	493,674	526,920

Cash and cash equivalents as of end of period	¥480,048	¥215,937

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥877	¥1,525
Cash paid during the period for:
Interest, net of amount capitalized	795	456
Income taxes	140,790	178,980

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Recently issued accounting standards

Revenue from contracts with customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for DOCOMO on April 1, 2017. Early adoption is not permitted.

DOCOMO is evaluating the effect that the ASU will have on DOCOMO’s quarterly consolidated financial statements and related disclosures. DOCOMO has not yet selected a transition method nor has it determined the effect of the standard on DOCOMO’s ongoing financial reporting.

(b) Change in accounting estimate

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life to up to 7 years. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates.

The positive impact from this change in accounting estimate for the six months ended September 30, 2014 and for the three months ended September 30, 2014 on “Income before income taxes and equity in net income (losses) of affiliates,” “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” is ¥18,448 million, ¥11,844 million, and ¥2.86, respectively.

(c) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the six months ended September 30, 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with the above (ii), the provision that NTT DOCOMO, INC. may, subject to resolution of the Board of Directors, pay interim dividends with its record date as of September 30 of each year, is stipulated in NTT DOCOMO, INC.’s articles of incorporation.

In the general meeting of shareholders held on June 19, 2014, the shareholders approved cash dividends of ¥124,403 million or ¥30 per share, payable to shareholders of record as of March 31, 2014, which were declared by the board of directors on April 25, 2014. The source of dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 20, 2014.

On October 31, 2014, the board of directors declared interim cash dividends of ¥118,957 million or ¥30 per share, payable to shareholders recorded as of September 30, 2014. The source of interim cash dividends will be “Retained earnings.” NTT DOCOMO, INC. plans to start paying the interim cash dividends on November 20, 2014.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. In accordance with (ii), the provision that NTT DOCOMO, INC. may acquire treasury stock through open market transactions by a resolution of the Board of Directors is stipulated in NTT DOCOMO, INC.’s articles of incorporation in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not to exceed ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2013	4,365,000,000	218,239,900

As of September 30, 2013	4,365,000,000	218,239,900

As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the board of directors	—	181,530,121

As of September 30, 2014	4,365,000,000	399,770,021

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

As mentioned above, the meeting of the board of directors approved share repurchase plans as follows:

		Shares	Millions of yen
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased	Approved maximum budget for share repurchase
August 6, 2014	August 7, 2014 - September 3, 2014	206,489,675	¥350,000

Aggregate number and price of shares repurchased are summarized as follows:

	Shares/Millions of yen
	Six months ended September 30, 2014	Three months ended September 30, 2014
Aggregate number of shares repurchased	181,530,121	181,530,121
Aggregate price of shares repurchased	¥307,694	¥307,694

Aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), for the six months ended September 30, 2014 and for the three months ended September 30, 2014 are 176,991,100 shares and ¥300,000 million.

On October 31, 2014, the board of directors resolved to approve an implementation of NTT DOCOMO, INC.’s repurchase of up to 138,469,879 outstanding shares of its common stock for an amount in total not to exceed ¥192,306 million during the period from November 1, 2014 through March 31, 2015.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six months ended September 30, 2013 and 2014 were as follows:

	Millions of yen
	Six months ended September 30, 2013
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	14,406	(36)	15,488	—	29,858
Amounts reclassified from accumulated other comprehensive income (loss)	(276)	27	80	397	228

Other comprehensive income (loss)	14,130	(9)	15,568	397	30,086

Less: other comprehensive (income) loss attributable to noncontrolling interests	0	—	(107)	—	(107)

Balance as of September 30, 2013	¥50,502	¥(89)	¥(34,446)	¥(35,100)	¥(19,133)

	Millions of yen
	Six months ended September 30, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

Other comprehensive income (loss) before reclassifications	6,427	61	(8,932)	(69)	(2,513)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(22)	—	(9)	(31)

Other comprehensive income (loss)	6,427	39	(8,932)	(78)	(2,544)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	83	—	83

Balance as of September 30, 2014	¥51,465	¥(58)	¥(21,286)	¥(22,992)	¥7,129

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended September 30, 2013 and 2014 were as follows:

	Millions of yen
	Three months ended September 30, 2013
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of June 30, 2013	¥47,636	¥(99)	¥(34,075)	¥(35,351)	¥(21,889)

Other comprehensive income (loss) before reclassifications	3,142	10	(414)	—	2,738
Amounts reclassified from accumulated other comprehensive income (loss)	(276)	13	80	251	68

Other comprehensive income (loss)	2,866	23	(334)	251	2,806

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	(13)	(37)	—	(50)

Balance as of September 30, 2013	¥50,502	¥(89)	¥(34,446)	¥(35,100)	¥(19,133)

	Millions of yen
	Three months ended September 30, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of June 30, 2014	¥48,938	¥(70)	¥(19,053)	¥(22,892)	¥6,923

Other comprehensive income (loss) before reclassifications	2,527	23	(2,253)	(95)	202
Amounts reclassified from accumulated other comprehensive income (loss)	—	(11)	—	(5)	(16)

Other comprehensive income (loss)	2,527	12	(2,253)	(100)	186

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	20	—	20

Balance as of September 30, 2014	¥51,465	¥(58)	¥(21,286)	¥(22,992)	¥7,129

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the six months ended September 30, 2013 and 2014 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss)(*1)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥456	¥—	“Other, net” of “Other income (expense)”

	456	—	Pre-tax amount
	(180)	—	Tax benefit (expense)

	276	—	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(42)	34	“Equity in net income (losses) of affiliates”

	(42)	34	Pre-tax amount
	15	(12)	Tax benefit (expense)

	(27)	22	Net-of-tax amount

Foreign currency translation adjustment	(7)	—	“Other, net” of “Other income (expense)”

	(7)	—	Pre-tax amount
	(73)	—	Tax benefit (expense)

	(80)	—	Net-of-tax amount

Pension liability adjustment	(619)	14	(*2)

	(619)	14	Pre-tax amount
	222	(5)	Tax benefit (expense)

	(397)	9	Net-of-tax amount

Total reclassified amounts	¥(228)	¥31	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended September 30, 2013 and 2014 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss)(*1)
	Three months ended September 30, 2013	Three months ended September 30, 2014	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥456	¥—	“Other, net” of “Other income (expense)”

	456	—	Pre-tax amount
	(180)	—	Tax benefit (expense)

	276	—	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(20)	17	“Equity in net income (losses) of affiliates”

	(20)	17	Pre-tax amount
	7	(6)	Tax benefit (expense)

	(13)	11	Net-of-tax amount

Foreign currency translation adjustment	(7)	—	“Other, net” of “Other income (expense)”

	(7)	—	Pre-tax amount
	(73)	—	Tax benefit (expense)

	(80)	—	Net-of-tax amount

Pension liability adjustment	(392)	7	(*2)

	(392)	7	Pre-tax amount
	141	(2)	Tax benefit (expense)

	(251)	5	Net-of-tax amount

Total reclassified amounts	¥(68)	¥16	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports. DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of mobile communications business, smart life business and other businesses from the first quarter of this fiscal year in order to clearly define its business management of the mobile communications fields where DOCOMO is taking steps to reinforce its competitiveness, and the new business fields where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The mobile communications business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone protection and delivery services”, as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the six months ended September 30, 2013 and the three months ended September 30, 2013 has been restated to conform to the presentation for the six months ended September 30, 2014 and the three months ended September 30, 2014.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Mobile communications business-
External customers	¥1,888,457	¥1,823,431
Intersegment	910	560

Subtotal	1,889,367	1,823,991
Smart life business-
External customers	168,220	197,283
Intersegment	5,640	7,695

Subtotal	173,860	204,978
Other businesses-
External customers	142,294	152,262
Intersegment	5,857	5,873

Subtotal	148,151	158,135

Total	2,211,378	2,187,104
Elimination	(12,407)	(14,128)

Consolidated	¥2,198,971	¥2,172,976

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Mobile communications business-
External customers	¥927,408	¥918,462
Intersegment	574	368

Subtotal	927,982	918,830
Smart life business-
External customers	85,810	101,179
Intersegment	2,801	4,153

Subtotal	88,611	105,332
Other businesses-
External customers	72,179	78,032
Intersegment	3,205	2,933

Subtotal	75,384	80,965

Total	1,091 ,977	1,105,127
Elimination	(6,580)	(7,454)

Consolidated	¥1,085,397	¥1,097,673

Segment operating income (loss):

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Mobile communications business	¥466,689	¥384,573
Smart life business	7,776	12,333
Other businesses	(1,310)	2,680

Total	473,155	399,586
Elimination	—	—

Consolidated	¥473,155	¥399,586

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Mobile communications business	¥223,246	¥181,439
Smart life business	2,506	5,745
Other businesses	(68)	2,762

Total	225,684	189,946
Elimination	—	—

Consolidated	¥225,684	¥189,946

As indicated in “Note2. (b) Change in accounting estimate,” effective July 1, 2014, DOCOMO has revised its estimate of the useful life of a part of software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life. As a result, compared with the method used prior to July 1, 2014, operating income for the Mobile communications business segment, Smart life business segment, and Other businesses segment for the six months ended September 30, 2014 and the three months ended September 30, 2014 increased by ¥17,630 million, ¥473 million, and ¥345 million, respectively.

Operating income is operating revenues less operating expenses.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2014 and September 30, 2014 were as follows:

	Millions of yen
	March 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥81,598	¥81,598	¥—	¥—
Equity securities (foreign)	77,172	77,172	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	158,775	158,775	—	—

Derivatives
Interest rate swap agreements	¥25	¥—	¥25	¥—
Foreign currency option contracts	272	—	272	—

Total derivatives	297	—	297	—

Total	¥159,072	¥158,775	¥297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥2	¥—	¥2	¥—

Total derivatives	2	—	2	—

Total	¥2	¥—	¥2	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	September 30, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥87,046	¥87,046	¥—	¥—
Equity securities (foreign)	80,654	80,654	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	167,705	167,705	—	—

Derivatives
Interest rate swap agreements	¥14	¥—	¥14	¥—
Foreign exchange forward contracts	1	—	1	—
Foreign currency option contracts	894	—	894	—

Total derivatives	909	—	909	—

Total	¥168,614	¥167,705	¥909	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥157	¥—	¥157	¥—

Total derivatives	157	—	157	—

Total	¥157	¥—	¥157	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the six months ended September 30, 2013 and 2014 were as follows:

	Millions of yen
	Six months ended September 30, 2013
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥538,591	¥—	¥538,591	¥—	¥(7,575)

	Millions of yen
	Six months ended September 30, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥624,030	¥—	¥624,030	¥—	¥(6,675)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended September 30, 2013 and 2014 were as follows:

	Millions of yen
	Three months ended September 30, 2013
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥414,294	¥—	¥414,294	¥—	¥(6,674)

	Millions of yen
	Three months ended September 30, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥465,976	¥—	¥465,976	¥—	¥(6,251)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

7. Subsequent event:

On October 31, 2014, the board of directors resolved to approve an implementation of NTT DOCOMO, INC.’s repurchase of outstanding shares of its common stock. Related information is disclosed in “Note 3 Equity.”